MORGAN STANLEY DEAN WITTER WORLD WIDE INCOME TRUST

Item 77.C.     Matters Submitted to a Vote of Security Holders  -
March 27, 2001

      Approval of an Agreement and Plan of Reorganization, dated October 26, 2000, between Morgan Stanley Dean Witter World Wide Income Trust and Morgan Stanley Dean Witter Diversified Income Trust, pursuant to which substantially all of the assets of Morgan Stanley Dean Witter World Wide Income Trust would be combined with those of Morgan Stanley Dean Witter Diversified Income Trust and shareholders of Morgan Stanley Dean Witter World Wide Income Trust would become shareholders of Morgan Stanley
Dean Witter Diversified Income Trust with a value equal to the value of their holdings in Morgan Stanley Dean Witter World Wide Income Trust


For: 5,259,621.373   Against: 339,296,.096   Abstain:548,628.124